Announcement to the Market

Disclosure of results for the second quarter and first half of 2015, according to
International Financial Reporting Standards – IFRS

We present below the differences between our financial statements in BRGAAP1 and in International Financial Reporting Standards - IFRS. We emphasize that the main difference in the result and equity relates to the allowance for loan losses, that uses the concept of incurred loss in IFRS and of expected loss in BRGAAP.

The complete consolidated financial statements under IFRS for the first half of 2015 are available at our website: www.itau.com.br/investor-relations.

Comparison between BRGAAP1 and IFRS	R$ million
Balance Sheet	BRGAAP	Adjustments and Reclassifications2	IFRS	BRGAAP	Adjustments and Reclassifications2	IFRS
	Jun/30/2015			Dec/31/2014
Total Assets	1,230,510	(96,613)	1,133,898	1,208,702	(81,499)	1,127,203
Cash and Cash Equivalents, Reserve Requirements, Interbank Deposits, Securities Under Repurchase Agreements, Financial Assets and Derivatives 3	605,374	(24,997)	580,377	610,142	(36,883)	573,259
Loan Operations	457,463	540	458,003	451,760	671	452,431
(-) Allowance for Loan Losses 4	(28,131)	4,034	(24,097)	(26,948)	4,556	(22,392)
Other Financial Assets 5	114,122	(66,654)	47,469	96,761	(43,112)	53,649
Tax Assets 6	45,257	(7,026)	38,231	42,890	(7,647)	35,243
Investments in associates and jointly controlled entities, Goodwill, Fixed and Intangible Assets, Assets Held for Sale and Other Assets	36,425	(2,509)	33,915	34,097	916	35,013

Current Liabilities and Long Term Liabilities	1,128,029	(99,866)	1,028,163	1,110,439	(83,853)	1,026,586
Deposits	280,443	-	280,443	294,773	-	294,773
Deposits Received Under Securities Repurchase Agreements 3	305,300	(24,641)	280,659	325,013	(36,330)	288,683
Financial Liabilities Held for Trading, Derivatives, Interbank and Institutional funding	233,179	(109)	233,069	212,826	872	213,698
Other Financial Liabilities 5	126,926	(66,485)	60,441	114,540	(43,048)	71,492
Reserves for Insurance, Private Pension and Capitalization	121,652	164	121,816	112,675	113	112,788
Provisions and Other Liabilities	51,916	(3,835)	48,081	40,765	(78)	40,687
Tax Liabilities 6	8,613	(4,959)	3,654	9,847	(5,382)	4,465

Total Stockholders’ Equity	102,481	3,253	105,735	98,263	2,354	100,617
Non-controlling interests	1,770	5	1,776	2,415	(1,058)	1,357
Controlling Stockholders’ Equity 7	100,711	3,248	103,959	95,848	3,412	99,260
1 BRGAAP represents the accounting practices adopted in Brazil for financial institutions, according to regulation of the Brazilian Central Bank;
2 Resulted from reclassifications between assets and liabilities and other effects from IFRS adoption;
3 Resulted from the elimination of transactions between the parent company and exclusive funds (mainly PGBL and VGBL fund quotas), which are consolidated under IFRS;
4 Implementation of the criteria for calculating the Allowance for Loan Losses as defined in IFRS;
5 Difference in accounting, mainly for Foreign Exchange Portfolio, which started to be considered as a net effect of Assets and Liabilities;
6 Difference in accounting, mainly for deferred taxes, which are now treated as a net effect of Assets and Liabilities in each of the consolidated companies;
7 Conciliation of Controlling Stockholders’ Equity is presented in the following table.

Itaú Unibanco Holding S.A.

Below, the conciliation of the Result and Equity, and the conceptual description of the major adjustments.

Conciliation	R$ million
Adjustments	Equity	Result
	Jun/30/15	2ndQ/15	1stQ/15	2ndQ/14	1stH/15	1stH/14
BRGAAP – Values Attributable to Controlling Stockholders	100,711	5,984	5,733	4,899	11,717	9,318
(a) Allowance for Loan Losses	2,436	(153)	(154)	(125)	(307)	(69)
(b) Adjustment to market value of shares and quotas	88	-	-	-	-	-
(c) Acquisition of interest in Porto Seguro Itaú Unibanco Participações S.A.	470	(3)	(4)	(3)	(7)	(7)
(d) Effective interest rate	(115)	(3)	21	16	18	27
(e) Other adjustments	368	20	76	(21)	97	48
IFRS – Values Attributable to Controlling Stockholders	103,959	5,845	5,673	4,766	11,518	9,317
IFRS – Values Attributable to Minority Stockholders	1,776	89	110	77	199	127
IFRS – Values Attributable to Controlling Stockholders and Minority Stockholders	105,735	5,934	5,783	4,843	11,717	9,444

Differences between IFRS and BRGAAP Financial Statements

(a) On IFRS (IAS 39), loan losses allowances must be made when there is objective evidence that loan operations have suffered a reduction in its value (Incurred Loss). On BRGAAP, the expected loss model is used 8.
(b) On IFRS (IAS 39 and 32), stocks and quotas classified as permanents investments were measured at fair value and its gains and losses were recorded directly on Equity, with no impact on the income statement of the period.
(c) On IFRS, the effect of accounting at fair value the acquisition of the participation in Porto Seguro Itaú Unibanco Participações S.A. was recognized.
(d) On the IFRS (IAS 39), the assets and financial liabilities measured at amortized cost are recognized according to the methodology of effective interest rate, which appropriates the revenues and costs directly attributed to the acquisition, issue or disposal for the period of operation. On BRGAAP, the recognition of expenses and revenues from fees occurs at the time of contracting these operations.
(e) Other Adjustments mainly comprise the difference in the eligibility of operations of the Cash Flow Hedge for purposes of IFRS and the reversal of the Goodwill Amortizations pursuant the BRGAAP.

8 For more details see our Complete Financial Statements for the first half of 2015.

For comparison purposes, we present on the table below the Result and the Recurring Result according to the IFRS and the BRGAAP.

Recurring Result	R$ million
	2ndQ/15			1stQ/15			1stH/15			1stH/14
	BRGAAP	IFRS	Variation	BRGAAP	IFRS	Variation	BRGAAP	IFRS	Variation	BRGAAP	IFRS	Variation
Result - Attributable to Controlling Stockholders	5,984	5,845	(139)	5,733	5,673	(60)	11,717	11,518	(199)	9,318	9,317	(1)
Exclusion of the Non-Recurring Events	150	115	(35)	75	51	(24)	225	167	(59)	184	99	(85)
Realization of Assets and Impairment	43	43	-	-	-	-	43	43	-	-	-	-
Goodwill Amortization	35	-	(35)	60	37	(24)	95	37	(59)	85	-	(85)
Program for the Settlement or Installment Payment of Taxes	(14)	(14)	-	(27)	(27)	-	(41)	(41)	-	-	-	-
Provision for Contingencies	86	86	-	42	42	-	128	128	-	73	73	-
Civil Lawsuits – Economic Plans	41	41	-	42	42	-	83	83	-	73	73	-
Tax and Pension	46	46	-	-	-	-	46	46	-	-	-	-
COFINS/Provisions for loan losses on tax loss – Porto Seguro	-	-	-	-	-	-	-	-	-	60	60	-
Favorable Decision on thesis enlargement of PIS/COFINS calculation basis IRB	-	-	-	-	-	-	-	-	-	(33)	(33)	-
Recurring Result - Attributable to Controlling Stockholders	6,134	5,961	(174)	5,808	5,724	(84)	11,942	11,685	(258)	9,502	9,416	(86)

The tables in this report show the figures in millions. Variations and summations, however, are calculated in units.

São Paulo, August 4, 2015.
Marcelo Kopel
Investor Relations Officer

Itaú Unibanco Holding S.A.